

January 3, 2011

Via U.S. Mail and Facsimile to (337) 268-4031

Daryl G. Byrd
President, Chief Executive Officer and Director
IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501

> **Re:** **IBERIABANK Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 000-25756**

Dear Mr. Byrd:

We have reviewed your response dated December 28, 2010 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Note 5 – Loans Receivable, page 105

1. We note your response to comment 1 in your December 28, 2010 response letter. Please provide us an analysis of the amount of accretable and non-accretable yield previously disclosed versus the amounts that should have been disclosed. Also, provide us a draft of the disclosure you plan to include in your Form 10-K regarding the correction of these amounts.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-13494 if you have questions regarding our comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief